HBOS plc

1st May 2002

02 MAY 14 AM 10:03

The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange
Division of Corporate Financ
Office of International Corpor
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

02034113

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

SUPPL

Exemption

Halifax Group

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st April to 30th April 2002.

Announcements made to the London Stock Exchange:-

02.04.02	Annual Report and Accounts 2001, Annual Review and Summary Financial Statement 2001, Circular to Shareholder re Share Dividend Plan, and Notice of Annual General Meeting to be held on 15th May 2002.
03.04.02	Dealings by substantial shareholders. Care UK plc interest 4,901,091 shares (9.99%)
04.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – P & O Princess Cruises PLC bought 19,000. Total owned 7,939,340.
04.04.02	Director Shareholding – Notification that 3,326 shares have been released from the Scheme by HBOS plc Employee Trust Limited. 831 shares sold 3rd April 2002 at £7.34 per share.
08.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – P & O Princess Cruises plc sold 1,627 ordinary shares. Total owned 7,939,942.
08.04.02	Director Shareholding – 1,000 Ordinary Shares sold at 729.5p per share. Total holding following notification is 117,303 Ordinary Shares of 25p each.
09.04.02	RIT Capital Partners plc was today advised total disclosable shareholding of HBOS plc & its subsidiaries in ordinary shares of RITCP is 7,738,758 (4.93% of the issued ordinary share capital of RITCP).
10.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Simon Group sold 10,000 Ordinary GBP. Total owned 3,441,578.
10.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Innogy Holdings sols 3,800 ordinary GBP. Total owned 16,087,137.
10.04.02	Inter-Alliance Group PLC announced that notification from Clerical Medical Investment Management Limited that HBOS and its subsidiaries have a notable interest in 2,187,495 Ordinary Shares of 1p representing approximately 4.20% of the issued ordinary share capital.
11.04.02	Letter to Profile Therapeutics – HBOS plc's material interest is now 2,816,000 which is 5.73% of the shares in issue.
11.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Sold 700 shares in Enterprise Oil @ £7.2475 per share. Resultant total owned or controlled is 11,678,011.

dlw 5/21

12.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Sold 214,128 shares in Enterprise Oil at 7.2475 per share. Resultant total owned or controlled 11,463,883.
12.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 91,110 ordinary share in Britannic PLC at £7.4350 per unit. Resultant total owned or controlled 8,107,554 (4.13%)
12.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 315,212 ordinary shares of P & O Princess Cruises at £4.8338 per unit. Resultant total owned or controlled 7,625,830 (1.10%)
12.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 494,854 ordinary shares of Innogy PLC at £2.7113 per unit. Resultant total owned or controlled 15,033,583 (1.34%)
12.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 570,000 ordinary shares of Innogy PLC at £2.71 per unit. Resultant total owned or controlled 15,528,437.
12.04.02	Notification rec'd 11 April 2002 from Clerical Medical Investment Management Limited that HBOS plc and its subsidiaries have a material interest in 14,031,626 ordinary shares representing 3.25% share capital of the Company.
15.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Sold 531,698 ordinary shares in Innogy PLC at £2.71 per share. Resultant total of the same class owned or controlled 14,996,739.
15.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 300,000 ordinary shares in Enterprise Oil at £7.245. Resultant total owned or controlled 11,378,011.
16.04.02	Halifax Group Pref Securities
16.04.02	Directors' Shareholding – Halifax Group plc Annual Bonus Plan 2001
17.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Sold 606,459 ordinary shares of P & O Princess Cruises at £4.6275. Resultant total owned or controlled 7,019,371 (1.01.%)
17.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – bought 32,000 ordinary shares of Innogy Holdings PLC at £2.715 per unit. Resultant total owned or controlled 14,533,885 (1.29%)
17.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 188,448 Enterprise Oil at £7.25 per unit. Resultant total owned or controlled 10,975,435 (2.27%)
17.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 188,448 ordinary shares of Enterprise Oil PLC at £7.25 per unit. Resultant total owned or controlled 10,975,435 (2.27%).
18.04.02	Dealing by substantial shareholders. No of shares acquired 1,986,670 at 20p per share. Total holding following transaction 9,286,670.
18.04.02	Clerical Medical Investment Management Ltd notified Simon Group that HBOS & its subsidiaries continue to have an interest in 10,120,256 shares representing 6.38% of issued shares.
18.04.02	Dealings by Substantial Shareholders. HBOS have major interest in Care UK plc. Total holding following notification 5,036,091 (10.27%)
18.04.02	Rule 8 disclosure Under the City Code on Takeovers and Mergers – sol 18,683 ordinary shares of Innogy PLC at £2.7175 per share. Resultant total owned or controlled 14,515,202 (1.29%)
18.04.02	Legal & General Investment Management Limited had a material interest in 112,788,138 HBOS ordinary shares of 25p each (3.01%).
18.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – Sold 300,000 ordinary shares of Enterprise Oil at £7.245 per share. Resultant total owned or controlled 11,163,883 (2.31%)
18.04.02	Clerical Medical Investment Management Limited notification that they no longer hold a notifiable interest in ordinary shares of AMEC plc.

18.04.02	Dealings by substantial shareholders. HBOS plc major interest in Senior PLC. Total holding following notification 10,331,671 (3.36%)
19.04.02	175,000 shares acquired in Wagon plc. Total holding following notification 1,799,827 (3.42%)
22.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers – sold 2,500 ordinary shares of Lattice Group plc at £1.735 per share. Resultant total owned or controlled 75,581,219 (2.16%)
23.04.02	Directors' Dealing - Annual allocation of Bank of Scotland Profit Sharing Scheme.
23.04.02	HBOS plc mjaor interest in SVB Holdings PLC. Total holding following notification 9,050,000 (4.65%)
24.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - bought 500,000 National Grid Group plc at £4.9498 per share. Total owned or controlled 36,620,893 (2.06%)
24.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 29,374 share in Innogy at £2.72 per share. Total owned or controlled 14,487,989 (1.30%)
25.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - bought 20,000 at £4.98 and sold 500,000 at £4.9925. Total owned or controlled 36,140,893 (2.03%)
26.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 867 ordinary shares of P & O Princess Cruises PLC at USD 0.50. Total now owned or controlled 6,994,174 (1.01.%)
26.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 504 National Grid Group PLC at £4.94 per share. Total owned or controlled 36,140,389 (2.03%)
26.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 8,700 ordinary shares of Innogy Holdings at £2.75 per share. Total owned or controlled 14,409,269 (1.28%)
26.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - sold 19,309 Enterprise Oil at £7.25 per share. Total owned or controlled 10,939,156 (2.27%)
29.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - bought 56,100 ordinary shares at £4.925 per share. Total owned or controlled 36,196,489 (2.04%)
29.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - bought 21,865 ordinary shares of P & O Princess Cruises at £4.52 per share. Total owned or controlled 7,016,039 (1.01%)
29.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 35,264 ordinary shares in Innogy Holdings at £2.72 per share. Total owned or controlled 14,429,606 (1.28%)
29.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 15,259 ordinary shares in Enterprise Oil at £7.20 per share. Total owned or controlled 10,954,415 (2.27%)
29.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Sold 16,000 ordinary shares in Lattice Group PLC at £1.7485 per share. Total owned or controlled 75,442,399 (2.14%)
29.04.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers - Bought 110,653 ordinary shares in Lattice Group at £1.855 per share. Total owned or controlled 75,553,052 (2.14%)
30.04.02	Information Memorandum submitted to UKLA.

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of 203,808 Shares registered on 18.03.02 (omitted from last month's submission)

/...

4 Form 88(2)'s – Return of Allotment of	67,583 Shares registered on 03.04.02
4 Form 88(2)'s – Return of Allotment of	11,899 Shares registered on 10.04.02
5 Form 88(2)'s – Return of Allotment of	97,097 Shares registered on 17.04.02
2 Form 88(2)'s - Return of Allotment of	24,036 Shares registered on 18.04.02
1 Form 88(2)'s – Return of Allotment of	7,955 Shares registered on 23.04.02
3 Form 88(2)'s – Return of Allotment of	16,806 Shares registered on 24.04.02
1 Form 88(2)'s - Return of Allotment of	24,600 Shares registered on 26.04.02

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Ann. Report & Accts etc-Amndt
Released	17:36 2 Apr 2002
RNS Number	9084T

RNS Number:9084T
HBOS PLC
2 April 2002

The UKLA has made the following amendment to the 'Annual Report and Accounts etc' announcement released today at 11.22pm under RNS No: 8606T

The text 'Annual General Meeting to be held on 15 May, 2001' should read 'Annual General Meeting to be held on 15 May, 2002'.

The full amended text appears below.

Annual Report and Accounts 2001, Annual Review and Summary Financial Statement 2001, Circular to Shareholder Re Share Dividend Plan, and Notice of Annual General Meeting to be held on 15 May, 2002

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Annual Report and Accts etc.
Released	11:22 2 Apr 2002
RNS Number	8606T

RNS Number:8606T
HBOS PLC
2 April 2002

Annual Report and Accounts 2001, Annual Review and Summary Financial Statement 2001, Circular to Shareholder re Share Dividend Plan, and Notice of Annual General Meeting to be held on 15 May, 2001

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

Company	Care UK PLC
TIDM	CUK
Headline	Holding(s) in Company
Released	16:07 3 Apr 2002
RNS Number	9003T

RNS Number:9003T
Care UK PLC
2 April 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

CARE UK PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

11) Date company informed

2 APRIL 2002

12) Total holding following this notification

4,901,091

13) Total percentage holding of issued class following this notification

9.99%

14) Any additional information

FORMAL NOTIFICATION

15) Name of contact and telephone number for queries

JAMES BRYANT
01206 752552

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...2 APRIL 2002....................

Letter to Care UK Plc
Dated 28th March 2002

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund -	Registered Holder
0176655	919,529	Ordinary 10p	1105	Chase Nominees Ltd
0176655	2,332	Ordinary 10p	194	Chase Nominees Ltd A/C CMIG 194
0176655	345,356	Ordinary 10p	2314	Chase Nominees Ltd A/C CMIG 2314
0176655	1,596,097	Ordinary 10p	ESCOS	Equitable Life Assurance Society
0176655	77,130	Ordinary 10p	HXBT	Morgan Nominees
0176655	96,997	Ordinary 10p	HXLFE	Morgan Nominees
0176655	3,340	Ordinary 10p	HXPEN	Morgan Nominees
0176655	1,860,310	Ordinary 10p	UKSML	CMI UK Smaller Co. Fund

HBOS plc's non-material interest is now 4,901,091 which is 9.99% of the shares in issue.

Letter from Clerical Medical Investment Management Limited

END

Company website

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:41 4 Apr 2002
RNS Number	0649U

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has received notification that 3,326 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 831 shares were sold on 3rd April 2002 at £7.34 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,887,740 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:38 4 Apr 2002
RNS Number	0113U

RNS Number:0113U
HBOS PLC
4 April 2002

Date of Disclosure 04/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/04/02

Dealing in P&O PRINCESS CRUISES PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD 0.50

2) Amount bought 19,000 Amount sold Price per unit £4.9135

3) Resultant total of the same class owned or controlled (and percentage of class) 7,939,340 (1.15%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:32 8 Apr 2002
RNS Number	1730U

RNS Number:1730U
HBOS PLC
8 April 2002

Date of Disclosure 08/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/04/02

Dealing in P & O Princess Cruises plc (name of company)

1) Class of securities (eg ordinary shares) Ordinary USD 0.50

2)

Amount bought	Amount sold	Price per unit
	1,627	£4.5575

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,939,942 (1.15%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation Bank of Scotland

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1229 Kyriacos Meraklis

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:10 8 Apr 2002
RNS Number	2009U

1) Name of Company:

HBOS plc

2) Name of Director:

Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

Beneficial holding in son's name

4) Name of registered holder:

William Stevenson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Yes - Son

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Sale.

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: 1,000

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 729.5p

13) Date of transaction: 5th April 2002

14) Date company informed: 8th April 2002

15) Total holding following this notification:

117,303 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.003%

END

RNS Full Text Announcement

Company	RIT Capital Partners PLC
TIDM	RCP
Headline	Holding(s) in Company
Released	10:39 9 Apr 2002
RNS Number	2325U

As a result of the recent takeover of The Equitable Life Assurance Society by HBOS plc, RIT Capital Partners plc ("RITCP") has today been advised that the total disclosable shareholding of HBOS plc and its subsidiaries in the ordinary shares of RITCP is 7,738,758 (4.93% of the issued ordinary share capital of RITCP).

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Simon Group PLC
Released	11:27 10 Apr 2002
RNS Number	3144U

RNS Number:3144U
HBOS PLC
10 April 2002

Date of Disclosure 10/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/04/02

Dealing in SIMON GROUP (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.25

2)

Amount bought	Amount sold	Price per unit
	10,000	£0.64

3) Resultant total of the same class owned or controlled
(and percentage of class) 3,441,578 (2.17%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 020 7321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	11:30 10 Apr 2002
RNS Number	3147U

RNS Number:3147U
HBOS PLC
10 April 2002

Date of Disclosure 10/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/04/02

Dealing in INNOGY HOLDINGS (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	3,800	£2.71

3) Resultant total of the same class owned or controlled
(and percentage of class) 16,087,137 (1.43%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	Inter-Alliance Group PLC
TIDM	IAL
Headline	Holding(s) in Company
Released	14:49 10 Apr 2002
RNS Number	3334U

Inter-Alliance Group PLC ("the Company") announces that it received notification yesterday from Clerical Medical Investment Management Limited on behalf of HBOS Plc that HBOS plc and its subsidiaries have a notifiable interest in 2,187,495 Ordinary Shares of 1p each in the Company representing approximately 4.20% of the issued ordinary share capital.

END

RNS Full Text Announcement

Company	Profile Therapeutics PLC
TIDM	PTP
Headline	Holding(s) in Company
Released	07:05 11 Apr 2002
RNS Number	3636U

RNS Number:3636U
Profile Therapeutics PLC
10 April 2002

Letter to Profile Therapeutics
Dated 9 April 2002

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No. of shares	Security class	Fund - Registered Holder
0138622	2,213,836	Ordinary 2p	EWUKSC Northern Trust Nominees
0138622	602,164	Ordinary 2p	EQSCO HSBC Global Custody Nominee (UK) Limited A/C 888582

HBOS plc's material interest is now 2,816,000 which is 5.73% of the shares in issue.

Letter from Clerical Medical Investment Management Limited

END

Company website

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil PLC
Released	12:16 11 Apr 2002
RNS Number	3902U

RNS Number:3902U
HBOS PLC
11 April 2002

Date of Disclosure 11/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/04/02

Dealing in ENTERPRISE OIL (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.25

2) Amount bought	Amount sold	Price per unit
	700	£7.2475

3) Resultant total of the same class owned or controlled
(and percentage of class) 11,678,011 (2.42%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP LTD

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil PLC
Released	12:42 12 Apr 2002
RNS Number	4683U

RNS Number:4683U
HBOS PLC
12 April 2002

Date of Disclosure 12/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/04/02

Dealing in ENTERPRISE OIL (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.25

2) Amount bought	Amount sold	Price per unit
	214,128	£7.2475

3) Resultant total of the same class owned or controlled
(and percentage of class) 11,463,883 (2.38%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic PLC
Released	12:45 12 Apr 2002
RNS Number	4693U

RNS Number:4693U
HBOS PLC
12 April 2002

Date of Disclosure 12/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/04/02

Dealing in BRITANNIC PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.05

2) Amount bought	Amount sold	Price per unit
	91,110	£7.4350

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,107,554 (4.13%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	14:23 12 Apr 2002
RNS Number	4708U

RNS Number:4708U
HBOS PLC
12 April 2002

Date of Disclosure 12/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/04/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD0.50

2) Amount bought	Amount sold	Price per unit
	315,212	£4.8338

3) Resultant total of the same class owned or controlled (and percentage of class) 7,625,830 (1.10%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy PLC
Released	15:49 12 Apr 2002
RNS Number	4838U

RNS Number:4838U
HBOS PLC
12 April 2002

Date of Disclosure 12/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/04/02

Dealing in INNOGY PLC (*name of company*)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2)

Amount bought	Amount sold	Price per unit
	494,854	£2.7113

3) Resultant total of the same class owned or controlled (and percentage of class) 15,033,583 (1.34%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy PLC
Released	15:52 12 Apr 2002
RNS Number	4842U

RNS Number:4842U
HBOS PLC
12 April 2002

Date of Disclosure 12/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/04/02

Dealing in INNOGY PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	570,000	£2.71

3) Resultant total of the same class owned or controlled
(and percentage of class) 15,528,437 (1.38%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	Novar PLC
TIDM	NVR
Headline	Notifiable Interest in Shares
Released	16:25 12 Apr 2002
RNS Number	4912U

RNS Number:4912U
Novar PLC
12 April 2002

Pursuant to Section 198 of the Companies Act 1985 (as amended) a notification has been received on 11 April 2002 from Clerical Medical Investment Management Limited in which they advise,on behalf of HSOS plc,that HBOS plc and its subsidiaries have a material interest in 14,031,626 Ordinary shares representing 3.26% of the Ordinary share capital of the Company.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	13:07 15 Apr 2002
RNS Number	5324U

RNS Number:5324U
HBOS PLC
15 April 2002

Date of Disclosure 15/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/04/02

Dealing in INNOGY PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	531,698	£2.71

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,996,739 (1.33%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil PLC
Released	13:26 15 Apr 2002
RNS Number	5323U

RNS Number:5323U
HBOS PLC
15 April 2002

Date of Disclosure 15/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/04/02

Dealing in ENTERPRISE OIL PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.25

2) Amount bought	Amount sold	Price per unit
	300,000	£7.245

3) Resultant total of the same class owned or controlled
(and percentage of class) 11,378,011 (2.36%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Group Pref Securities
Released	16:06 16 Apr 2002
RNS Number	6275U

NOT FOR DISTRIBUTION IN THE UNITED STATES

Halifax Group plc, a subsidiary of HBOS plc ("HBOS") announced today the commencement of a consent solicitation procedure for holders of the £245,000,000 7.881 per cent. Guaranteed Non-voting Non-cumulative Preferred Securities (ISIN GB0058327924) and the €415,000,000 Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (ISIN GB0058322420) (together, the "Preferred Securities"), issued by Halifax Group Sterling Finance (Jersey) L.P. and Halifax Group Euro Finance (Jersey) L.P. (the "Issuers"), respectively, and each having the benefit of a subordinated guarantee given by Halifax Group plc.

It is proposed that HBOS be substituted in place of Halifax Group plc as the guarantor of each issue of Preferred Securities. Holders of each issue of Preferred Securities are being asked to consider and, if thought fit, to consent to the substitution (involving the cancellation of the relevant Halifax Group plc guarantee and the issue of a new guarantee by HBOS) and certain consequential amendments to the terms of the relevant Preferred Securities and related documents.

The consent solicitation procedure is described more fully in an Explanatory Memorandum which can be obtained from the Solicitation Agent as described below.

To be approved in each case, the proposals require the consent of the holders of at least two-thirds of the relevant issue of Preferred Securities which are outstanding. If approved by such holders, the relevant approval will be binding on all the holders of the relevant issue of Preferred Securities.

The proposals are not expected to result in any change to the credit rating of each issue of Preferred Securities. Investors who wish to consent to the proposals in relation to their holding of Preferred Securities must provide their consent prior to 5.00 p.m. (London time) on 14 May 2002 (subject to extension by the Issuers and Halifax Group plc) by following the instructions set out in the relevant Explanatory Memorandum.

For further information, please contact Michael Saron or Andrew Karsh at the Solicitation Agent, Credit Suisse First Boston (tel: +44 20 7883 5423 or 44 20 7883 6748; email: michael.saron@csfb.com or andrew.karsh@csfb.com).

This announcement is approved for issue in the United Kingdom solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square, London E14 4QJ ("CSFB"). CSFB is acting for the Issuers, Halifax Group plc and HBOS and no one else in connection with the proposals and will not be responsible to any other person for providing the protections afforded to clients of CSFB, or for providing advice in relation to the proposals. The Preferred Securities and the guarantee to be given by HBOS have not been registered under the United States Securities Act of 1933 (the "Act"), and the Issuers have no intention of so registering them. Offers and sales of the securities may not be made in the United States or to United States Persons (as defined in Regulation S under the Act) except pursuant to an effective registration statement under the Act or an exemption from the requirements thereof.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:29 16 Apr 2002
RNS Number	6378U

1) Name of Company:

HBOS plc

2) Name of Director:

(a) Peter Burt (b) James Crosby
(c) Mike Ellis (d) Phil Hodkinson
(e) Andy Hornby (f) Colin Matthew
(g) George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

(a) - (g) own name

4) Name of registered holder:

(a) - (g) Computershare Trustees Limited - Account K02 Kicker

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) - (g) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(a) - (g) Allocations in accordance with the rules of the Halifax Group plc Annual Bonus Plan 2001 and the BOS Executive Bonus Plan (the 'Plans')

7) Number of shares/amount of shares acquired:

(a) 19,727 (b) 38,671
(c) 29,003 (d) 10,327
(e) 23,525 (f) 11,384
(g) 14,035

Under the terms of the Plans, those employees who retain shares for three years will receive an enhancement to their shareholding equivalent to 50% of the gross bonus used to purchase shares.

8) Percentage of issued class: de minimis

9) Number of shares/amount of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (a) - (g) 768.0p

13) Date of transaction: 26th March 2002

14) Date company informed: 15th April 2002

15) Total holding following this notification:

(a) 528,342 (b) 93,970
(c) 68,641 (d) 10,524
(e) 40,753 (f) 52,732
(g) 46,868

16) Total percentage holding of issued class of such Shares following this notification:

(a) 0.014% (b) 0.003%
(c) 0.002% (d) de minimis
(e) 0.001% (f) 0.001%
(g) 0.001%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	14:49 17 Apr 2002
RNS Number	6784U

RNS Number:6784U
HBOS PLC
17 April 2002

Date of Disclosure 17/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/04/02

Dealing in P&O Princess Cruises Plc (name of company)

1) Class of securities (eg ordinary shares) Ordinary USD 0.50

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
	606,459	£4.6275

3) Resultant total of the same class owned or controlled (and percentage of class) 7,019,371 (1.01%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
Equitable Life Assurance Society

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	14:58 17 Apr 2002
RNS Number	6787U

RNS Number:6787U
HBOS PLC
17 April 2002

Date of Disclosure 17/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/04/02

Dealing in INNOGY HOLDINGS PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.10

2) Amount bought	Amount sold	Price per unit
32,000		£2.715

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,533,885 (1.29%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
Equitable Life Assurance Society

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil PLC
Released	15:08 17 Apr 2002
RNS Number	6788U

RNS Number:6788U
HBOS PLC
17 April 2002

Date of Disclosure 17/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/04/02

Dealing in ENTERPRISE OIL PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.25

2) Amount bought	Amount sold	Price per unit
	188,448	£7.25

3) Resultant total of the same class owned or controlled
(and percentage of class) 10,975,435 (2.27%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation Equitable Life Assurance Society

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

This information is provided by RNS
The company news service from the London Stock Exchange

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil PLC
Released	15:08 17 Apr 2002
RNS Number	6788U

RNS Number:6788U
HBOS PLC
17 April 2002

Date of Disclosure 17/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/04/02

Dealing in ENTERPRISE OIL PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.25

2) Amount bought	Amount sold	Price per unit
	188,448	£7.25

3) Resultant total of the same class owned or controlled
(and percentage of class) 10,975,435 (2.27%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation Equitable Life Assurance Society

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

This information is provided by RNS
The company news service from the London Stock Exchange

Company	House Of Fraser PLC
TIDM	HOF
Headline	Holding(s) in Company
Released	12:39 18 Apr 2002
RNS Number	7382U

RNS Number:7382U
House Of Fraser PLC
18 April 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

HOUSE OF FRASER PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

HBOS PLC

1.	HSBC Global Nominees (UK) Ltd A/c 823575	128,000
2.	HSBC Global Nominees (UK) Ltd A/c 823721	1,179,000
3.	HSBC Global Nominees (UK) Ltd A/c 823587	1,970,000
4.	HSBC Global Nominees (UK) Ltd A/c 823733	148,000
5.	CMI UK Tracker Fund	11,670
6.	Chase Nominees Ltd A/c CMIGMAIN	5,850,000
	TOTAL	9,286,670

5) Number of shares/amount of stock acquired.

1986670

6) (0.86%) of issued Class

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

9) Class of security

ORDINARY 20P SHARES

10) Date of transaction

16.04.02

11) Date company informed

18.04.02

12) Total holding following this notification

9,286,670

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

NONE

15) Name of contact and telephone number for queries

PETER HEARSEY
020 7963 2000

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....18/04/2002.......

END

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Company	Simon Group PLC
TIDM	SMON
Headline	Holding(s) in Company
Released	13:01 18 Apr 2002
RNS Number	7411U

18 April 2002

SIMON GROUP plc
("Simon")

Ordinary Shares of 25p each ("Shares")

Notification of Interest

Simon Group plc has today been notified by Clerical Medical Investment Management Ltd of 33 Old Broad Street, London, EC2N 1HZ on behalf of HBOS plc that HBOS plc and its subsidiaries continue to have an interest in 10,120,256 Shares representing 6.38% of the issued Shares. The Shares are registered in the names of the following: -

Registered Holder	No. of Shares
Chase Nominees Ltd A/C CMIGMAIN	1,609,024
Chase Nominees Ltd A/C CMIG2304	1,811,232
HSBC Global Custody Nominees (UK) Ltd A/C 872859	1,007,000
HSBC Global Custody Nominees (UK) Ltd A/C 872860	1,945,000
HSBC Global Custody Nominees (UK) Ltd A/C 823770	478,000
HSBC Global Custody Nominees (UK) Ltd A/C 823861	3,270,000
	10,120,256

Enquiries:

Simon Group plc

Richard Catt

Legal Director 020 7730 0777

END

Company website

Company	Care UK PLC
TIDM	CUK
Headline	Holding(s) in Company
Released	13:43 18 Apr 2002
RNS Number	7289U

RNS Number:7289U
Care UK PLC
18 April 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

CARE UK PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

11) Date company informed

18 APRIL 2002

12) Total holding following this notification

5,036,091

13) Total percentage holding of issued class following this notification

10.27%

14) Any additional information

15) Name of contact and telephone number for queries

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 01206 752552

Letter to Care UK Plc

On behalf of HBOS Plc

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	- Registered Holder
0176655	919,529	Ordinary 10p	1105	Chase Nominees Ltd
0176655	2,332	Ordinary 10p	194	Chase Nominees Ltd A/C CMIG
0176655	345,356	Ordinary 10p	2314	Chase Nominees Ltd A/C CMIG2
0176655	1,596,097	Ordinary 10p	ESCOS	Equitable Life Assurance Soc
0176655	77,130	Ordinary 10p	HXBT	Morgan Nominees
0176655	96,997	Ordinary 10p	HXLFE	Morgan Nominees
0176655	3,340	Ordinary 10p	HXPEN	Morgan Nominees
0176655	135,000	Ordinary 10p	SJP RECOVERY	Bank of New York Nominees Lt
0176655	1,860,310	Ordinary 10p	UKSML	CMI UK Smaller Co.Fund

HBOS plc's interest is now 5,036,091 which is 10.27% of the shares in issue

From Clerical Medical

END

Company website

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy PLC
Released	14:42 18 Apr 2002
RNS Number	7468U

RNS Number:7468U
HBOS PLC
18 April 2002

Date of Disclosure 18/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/04/02

Dealing in INNOGY PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	18,683	£2.7175

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,515,202 (1.29%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	15:02 18 Apr 2002
RNS Number	7505U

Notification has been received by HBOS plc on 17th April 2002 from Legal & General Investment Management Limited that on 12th April 2002, following a transfer into their management of 1,464,424 HBOS plc Ordinary Shares of 25p each, Legal & General Investment Management Limited had a material interest in 112,788,138 HBOS plc Ordinary Shares of 25p each (which represents 3.01 per cent of the current issued Ordinary Share capital).

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil-Amend
Released	15:25 18 Apr 2002
RNS Number	7503U

RNS Number:7503U
HBOS PLC
18 April 2002

The issuer has amended the Rule 8 - Enterprise Oil PLC announcement released on the 15th April 2002 at 13:26 under RNS No 5323U

Amendment to Section 3

The full corrected version is shown below.

Date of Disclosure 18/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/04/02

Dealing in ENTERPRISE OIL PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.25

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
	300,000	£7.245

3) Resultant total of the same class owned or controlled
(and percentage of class) 11,163,883 (2.31%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	AMEC PLC
TIDM	AMEC
Headline	Holding(s) in Company
Released	15:59 18 Apr 2002
RNS Number	7600U

amec

AMEC plc

18 April 2002

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have today received a notification from Clerical Medical Investment Management Limited, on behalf of HBOS plc and its subsidiaries, that they no longer hold a notifiable interest in the ordinary shares of AMEC plc.

HBOS and its subsidiaries had previously notified an interest of 8,019,768 Ordinary Shares in AMEC plc on 3 October 2001, which at that time represented 3.49% of the issued share capital of that class.

C L Fidler

Assistant Company Secretary

END

Company website

Company	Senior PLC
TIDM	SNR
Headline	Holding(s) in Company
Released	18:23 18 Apr 2002
RNS Number	7689U

RNS Number:7689U
Senior PLC
18 April 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

SENIOR PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 10p EACH

10) Date of transaction

-

11) Date company informed

18 APRIL 2002

12) Total holding following this notification

10,331,671

13) Total percentage holding of issued class following this notification

3.36%

14) Any additional information

15) Name of contact and telephone number for queries

L GRANT - 01923-714712

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 18 APRIL 2002

LETTER TO SENIOR PLC - DATED 16th APRIL 2002

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund - Registered	Holder
0795823	3,400,000	Ordinary 25p	EQPEL	Equitable Life Assurance Sc
0795823	104,000	Ordinary 25p	EQSTR	Equitable Life Assurance Sc
0795823	6,295	Ordinary 25p	FE1F	Statestreet Nominees ltd
0795823	4,943,887	Ordinary 25p	HUIN	Morgan Nominees
0795823	1,871,100	Ordinary 25p	SJP Equity Income	Bank of New York Nominees I
0795823	6,389	Ordinary 25p	SJP FTSE TRACKER	Bank of New York Nominees I

HBOS plc's interest is now 10,331,671 whish is 3.36% of the shares in issue.

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

SENIOR PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

-

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 10p EACH

10) Date of transaction

-

11) Date company informed

18 APRIL 2002

12) Total holding following this notification

55,515,082

13) Total percentage holding of issued class following this notification

18.061%

14) Any additional information

15) Name of contact and telephone number for queries

L. GRANT
01923 714712

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 18 APRIL 2002

LETTER TO: SENIOR PLC

SENIOR PLC
10p ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 51,015,082 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are:-

(i) 18,828,019 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited

(Schroder Nominees).

(ii) 10,548,287 shares held in (a) unit trust(s) operated and managed by another wholly-owned subsidiary, Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominees Limited.

(iii) 21,638,776 shares neither registered nor to be registered in the name of Schroder Nominees Limited. The registration details are shown in the schedule A.

An affiliated company, SIM North America Inc (SIMNA Inc), is managing (a) portfolio(s) on a discretionary basis holding a further 4,500,000 shares which are registered or to be registered in the name of Chase Nominees Limited.

We believe that we and our subsidiary and affiliated companies are therefore interested in an overall aggregate of 55,515,082 shares, representing some 18.061% the total number of shares in issue, namely 307,383,211 shares.

This notification is made to you:-

(a) in respect of our interest as investment managers,

(b) on behalf of SIMNA Inc and SUTL in relation to the interests it is treated as having respectively under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Inc, SUTL, and ourselves.

LETTER FROM: ALISON DUNN
REGULATORY REPORTING OFFICER
SCHRODERS PLC

SCHEDULE A

SENIOR ENGINEERING GROUP PLC

10p ORDINARY SHARES

REGISTRATION	AMOUNT
Bank of New York	2,421,100
British Coal Staff Superannuation a/c: P	2,177,028
Chase Nominees	1,344,000
Mineworkers' Pension Scheme a/c: R	936,280
MSS Nominees Limited a/c: 809955	402,000
MSS Nominees Limited a/c: 846435	2,693,100
Morgan Nominees Limited	2,000,000
Nortrust Nominees Limited	2,102,568
RBSTB Nominees Limited	5,064,200
State Street Nominees Limited	658,000
State Street Nominees Limited a/c: 5H57	1,840,500
	21,638,776

END

Company	Wagon PLC
TIDM	WAGN
Headline	Holding(s) in Company
Released	11:43 19 Apr 2002
RNS Number	8014U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Wagon plc

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd A/C CMIG 2340 389,827

HSBC Global Nominees (UK) Ltd A/C 872859 212,000

HSBC Global Nominees (UK) Ltd A/C 872860 409,000

HSBC Global Nominees (UK) Ltd A/C 823861 688,000

HSBC Global Nominees (UK) Ltd A/C 823770 101,000

5) Number of shares/amount of stock acquired

175,000

6) Percentage of issued class

0.33%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary 25p share

10) Date of transaction

Not provided

11) Date company informed

19 April 2002

12) Total holding following this notification

1,799,827

13) Total percentage holding of issued class following this notification

3.42%

14) Any additional information

15) Name of contact and telephone number for queries

Carolyn Humpherson 01926 475 005

16) Name and signature of authorised company official responsible for making this notification

Date of notification **19 April 2002**

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	15:14 22 Apr 2002
RNS Number	8780U

RNS Number:8780U
HBOS PLC
22 April 2002

Date of Disclosure 22/04/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/04/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
215*(a)	2,500(b)	£1.735

*AMOUNT OF UNITS TRANSFERRED IN. NO PRICING APPLICABLE.

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,581,219 (2.16%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
(a) BANK OF SCOTLAND
(b) CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number PRAFUL JADAV 0207 321 1245

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:35 23 Apr 2002
RNS Number	9516U

1) Name of Company:

HBOS plc

2) Name of Director:

(a) Peter Burt (b) Colin Matthew (c) George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

(a), (b) & (c) own name

4) Name of registered holder:

(a), (b) & (c) 1695 Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a), (b) & (c) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(a), (b) & (c) Profit Sharing annual allocation in accordance with the rules of the Bank of Scotland Profit Sharing Scheme.

7) Number of shares acquired:

(a) 1,041 (b) 1,041 (c) 1,041

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 768.05p

13) Date of transaction: 12th April 2002

14) Date company informed: 23rd April 2002

15) Total holding following this notification:

(a) 529,383 (b) 53,773 (c) 47,909

16) Total percentage holding of issued class of such Shares following this notification:

(a) 0.014% (b) 0.001%
(c) 0.001%

END

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Company	SVB Holdings PLC
TIDM	SVB
Headline	Holding(s) in Company
Released	18:06 23 Apr 2002
RNS Number	9764U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SVB Holdings PLC

2) Name of shareholder having a major interest

HBOS PLC and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification by Clerical Medical Investment management Limited on behalf of HBOS plc and its subsidiaries as set out below

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Limited A/c 872860 - 1,360,000 JRA Exempt Managed Func
HSBC Global Custody Nominees (UK) Limited A/c 872859 - 2,626,000 JRA GAM Net Managed Fun
HSBC Global Custody Nominees (UK) Limited A/c 823770 - 4,417,000 JRA GAM £ Managed Fund
HSBC Global Custody Nominees (UK) Limited A/c 823861 - 647,000 JRA GAM $ Managed Fund

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

n/a

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class

n/a

9) Class of security

Ordinary shares of 50p each

10) Date of transaction

Not advised

11) Date company informed

18th April 2002

12) Total holding following this notification

9,050,000

13) Total percentage holding of issued class following this notification

4.65%%

14) Any additional information

15) Name of contact and telephone number for queries

AJ Brown
010 7903 7399

16) Name and signature of authorised company official responsible for making this notification

AJ Brown
Date of notification 23rd April 2002

END

Company website

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:33 24 Apr 2002
RNS Number	0199V

RNS Number:0199V
HBOS PLC
24 April 2002

Date of Disclosure 24/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/04/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
500,000		£4.9498

3) Resultant total of the same class owned or controlled
(and percentage of class) 36,620,893 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	15:14 24 Apr 2002
RNS Number	0242V

RNS Number:0242V
HBOS PLC
24 April 2002

Date of Disclosure 24/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/04/02

Dealing in INNOGY HOLDINGS PLC (name of company

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	29,374	£2.72

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,487,989 (1.30%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:39 25 Apr 2002
RNS Number	0795V

RNS Number:0795V
HBOS PLC
25 April 2002

Date of Disclosure 25/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/04/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.10

2) Amount bought	Amount sold	Price per unit
20,000		£4.98p
	500,000	£4.9925p

3) Resultant total of the same class owned or controlled
(and percentage of class) 36,140,893 (2.03%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
HIFM Ltd
Clerical Medical Investment Management Ltd

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1311 Donna Franks

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	13:23 26 Apr 2002
RNS Number	1571V

RNS Number:1571V
HBOS PLC
26 April 2002

Date of Disclosure 26/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/04/02

Dealing in P & O PRINCESS CRUISES PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD 0.50

2) Amount bought / Amount sold / Price per unit

Amount bought	Amount sold	Price per unit
	867	TRANSFER OUT

3) Resultant total of the same class owned or controlled
(and percentage of class) 6,994,174 (1.01%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 020 7321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:40 26 Apr 2002
RNS Number	1572V

RNS Number:1572V
HBOS PLC
26 April 2002

Date of Disclosure 26/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/04/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	504	£4.94P

3) Resultant total of the same class owned or controlled
(and percentage of class) 36,140,389 (2.03%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Holdings
Released	14:43 26 Apr 2002
RNS Number	1637V

RNS Number:1637V
HBOS PLC
26 April 2002

Date of Disclosure 26/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/04/02

Dealing in INNOGY HOLDINGS (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought | Amount sold | Price per unit

Amount bought	Amount sold	Price per unit
	8,700	£2.75p

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,409,269 (1.28%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil PLC
Released	15:02 26 Apr 2002
RNS Number	1639V

RNS Number:1639V
HBOS PLC
26 April 2002

Date of Disclosure 26/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/04/02

Dealing in ENTERPRISE OIL (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.25

2) Amount bought	Amount sold	Price per unit
	19,309	£7.25P

3) Resultant total of the same class owned or controlled
(and percentage of class) 10,939,156 (2.27%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation BANK OF SCOTLAND

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1311 DONNA FRANKS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on

instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	13:53 29 Apr 2002
RNS Number	2319V

RNS Number:2319V
HBOS PLC
29 April 2002

Date of Disclosure 29/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/04/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought Amount sold Price per unit

56,100 £4.9250p

3) Resultant total of the same class owned or controlled
(and percentage of class) 36,196,489 (2.04%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	13:54 29 Apr 2002
RNS Number	2322V

RNS Number:2322V
HBOS PLC
29 April 2002

Date of Disclosure 29/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/04/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD 0.50

2)

Amount bought	Amount sold	Price per unit
21,865		£4.52p

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,016,039 (1.01%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Innogy Hldgs PLC
Released	13:56 29 Apr 2002
RNS Number	2323V

RNS Number:2323V
HBOS PLC
29 April 2002

Date of Disclosure 29/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/04/02

Dealing in INNOGY HOLDINGS PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2)

Amount bought	Amount sold	Price per unit
35,264		£2.72p

3) Resultant total of the same class owned or controlled
(and percentage of class) 14,429,606 (1.28%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Enterprise Oil PLC
Released	13:58 29 Apr 2002
RNS Number	2325V

RNS Number:2325V
HBOS PLC
29 April 2002

Date of Disclosure 29/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/04/02

Dealing in ENTERPRISE OIL (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.25

2) Amount bought	Amount sold	Price per unit
15,259		£7.20p

3) Resultant total of the same class owned or controlled
(and percentage of class) 10,954,415 (2.27%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	14:02 29 Apr 2002
RNS Number	2315V

RNS Number:2315V
HBOS PLC
29 April 2002

Date of Disclosure 29/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/04/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought	Amount sold	Price per unit
	16,000	£1.7485p

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,442,399 (2.14%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation CLERICAL MEDICAL MANAGED FUNDS

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	14:16 29 Apr 2002
RNS Number	2316V

RNS Number:2316V
HBOS PLC
29 April 2002

Date of Disclosure 29/04/2002

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/04/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY GBP 0.10

2) Amount bought Amount sold Price per unit

110,653 £1.8550p

3) Resultant total of the same class owned or controlled
(and percentage of class) 75,553,052 (2.14%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRIACOS MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

RNS Full Text Announcement

Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	Doc re. Debt Instruments
Released	17:11 30 Apr 2002
RNS Number	3355V

The Governor and Company of the Bank of Scotland
Bank of Scotland Treasury Service PLC
Scotland International Finance No. 2 B.V.
BOS International (Australia) Limited

Information Memorandum Re Programme for the Issuance of Debt Instruments

A copy of the above document comprising Listing Particulars has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel No. (0)20 7676 1000.

END

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	203,808		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.89		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

EXCHANGE OF SHARES IN BANK OF SCOTLAND IRELAND LTD IN RESPECT OF OFFER AND ACCEPTANCE FORMS ATTACHED

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: GOODBODY TRUSTEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 203,808
Address: INTERNATIONAL FINANCIAL SERVICES CENTRE, NORTH WALL QUAY, DUBLIN 1		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 18/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

STOCK TRANSFER FORM SCHEDULE 1

KINGS
Law Printers and Stationers,
54 Bolton Street,
Dublin 1.
Phone: 873 1455

Bin No. 138

The allotment of 196,667 Ordinary shares of Stg. £0.25 each in the capital of HBOS plc. Consideration Money £	Certificate lodged with the Registrar (For completion by the Registrar/Stock Exchange)

Name of Undertaking.	BANK OF SCOTLAND (IRELAND) LIMITED	
Description of Security.	ORDINARY SHARES OF €1.27 EACH	
Number or amount of Shares, Stock or other security and, in figures column only, number and denomination of units, if any.	Words: ONE HUNDRED AND THIRTY EIGHT THOUSAND, THREE HUNDRED AND TWO.	Figures: 138,302 (units of €1·
Name(s) of registered holder(s) should be given in full; the address should be given where there is only one holder. If the transfer is not made by the registered holder(s) insert also the name(s) and capacity (e.g., Executor(s)) of the person(s) making the transfer.	In the name(s) of GOODBODY TRUSTEES LIMITED IFSC NORTH WALL QUAY DUBLIN 1.	

I/We hereby transfer the above security out of the name(s) aforesaid to the person(s) named below *or to the several persona named in Parts 2 of Brokers Transfer Forms relating to the above security:*

Delete words in italics except for stock exchange transactions.

Signature(s) of transferor(s)

1 ....[signature]....
2 ....Director....
3 ....[signature]....
Director
4 ....

A body corporate should execute this Transfer under its common seal or otherwise in accordance with applicable statutory requirements.

Stamp of Selling Broker(s) or, for transacti[ons] which are not stock exchange transaction[s] Agent(s), if any, acting for the Transferor

Date 13-03-0

Full name(s) and full postal address(es) (including County or, if applicable, Postal District number) of the person(s) to whom the security is transferred. Please state title, if any, or whether Mr., Mrs., or Miss. Please complete in type or in Block Capitals.	HBOS PLC THE MOUND EDINBURGH EH1 1YZ.

I/We request that such entries be made in the register as are necessary to give effect to this transfer.

Stamp of Buying Broker(s) (if any)	Stamp or name and address of person lodging this form (if other than the Buying Broker(s))

Reference to the Registrar in this form means the Registration Agent of the undertaking, **NOT** the Registrar of Compan[ies]

020055/411

09/04/02-EUR23.187

(Endorsement for use only in Stock Exchange Transactions)
The security represented by the transfer overleaf has been sold as follows:-

.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock
.... Shares/Stock	.... Shares/Stock

....

Balance (if any) due to Selling Broker(s)

Amount of Certificate(s)

Brokers Transfer Forms for above amounts certified

Stamp of Certifying Stock Exchange *Stamp of Selling Broker(s).*

FORM OF CERTIFICATE REQUIRED WHERE TRANSFER IS NOT LIABLE TO AD VALOREM STAMP DUTY

I/We hereby certify that the transaction in respect of which this transfer is made, and under which the fixed Duty of ten pu payable, falls within the following description:-

(a) Vesting the property in trustees on the appointment of a new Trustee of a pre-existing Trust, or on the retiremen Trustee.

(*) (b) A transfer, where no beneficial interest in the property passes, (i) to a mere nominee of the Transferor, (ii) from a nominee of the Transferee, (iii) from one nominee to another nominee of the same beneficial owner.

(*) (c) A transfer by way of security for a loan; or re-transfer to the original Transferor on repayment of a loan.

(d) A transfer to a residuary legatee of Shares, etc., which forms part of the residue divisible under a Will.

(e) A transfer to a beneficiary under a Will of a *specific legacy* of Shares, etc.

(f) A transfer of Shares, etc., being the property of a person dying intestate, to the person or persons entitled thereto.

(g) A transfer to a beneficiary under a settlement on distribution of the trust funds, of Shares, etc., forming the share, or of the share of those funds to which the beneficiary is entitled in accordance with the terms of the settlement.

(h) A transfer on the occasion of a marriage to trustees of shares, etc., to be held on the terms of a settlement made in sideration of marriage.

(i) A transfer by the liquidator of a Company of Shares, etc., forming part of the assets of the Company, to which Transferee is entitled in satisfaction or part satisfaction of his rights as a Shareholder of the Company.

Here set out concisely the facts, explaining the transaction in cases falling within (b) and (c) or in any case which does not clearly fall within any one of the clauses (a) to (g). Adjudication in any case may be required.

....

....

....

....

to ....

Date........................ ....

*Transferors. ....

*Transferees. ....

Signature ....

Description ....

*Note:- The above Certificate must be signed in the case of (b) and (c), either by (1) all the transferors and the transferees, or (2) a member of Exchange or a Solicitor acting for one or other of the parties, or (3) an accredited representative of a Bank. Where the Bank or its official nomi party to the transfer, the Certificate may be to the effect that "the transfer is excepted from Section 74 of The Finance (1909-10) Act, 191 above Certificate in other cases should be signed by a Solicitor or other person (e.g., a Bank acting as Trustee or Executor) having a full know the facts.

SCHEDULE 1

KINGS
Law Printers and Stationers,
54 Bolton Street,
Dublin 1.
Phone: 873 1455

Bin No. 138

The allotment of 7,141 Ordinary shares of Stg.£0.25 each in the capital of HBOS plc Consideration Money £		Certificate lodged with the Registrar (For completion by the Registrar/Stock Exchange)
Name of Undertaking.	BANK OF SCOTLAND (IRELAND) LIMITED	
Description of Security.	ORDINARY SHARES OF €1.27 EACH.	
Number or amount of Shares, Stock or other security and, in figures column only, number and denomination of units, if any.	Words FIVE THOUSAND AND TWENTY TWO	Figures 5,022 (units of €1.2
Name(s) of registered holder(s) should be given in full; the address should be given where there is only one holder. If the transfer is not made by the registered holder(s) insert also the name(s) and capacity (e.g., Executor(s)) of the person(s) making the transfer.	In the name(s) of GOODBODY TRUSTEES LIMITED IFSC NORTH WALL QUAY DUBLIN 1.	

I/We hereby transfer the above security out of the name(s) aforesaid to the person(s) named below *or to the several persons named in Parts 2 of Brokers Transfer Forms relating to the above security:*

Delete words in italics except for stock exchange transactions.

Signature(s) of transferor(s)

1 [signature] Director

2 ....

3 [signature] Director

4 ....

A body corporate should execute this Transfer under its common seal or otherwise in accordance with applicable statutory requirements.

Stamp of Selling Broker(s) or, for transactions which are not stock exchange transactions, Agent(s), if any, acting for the Transferor(s)

Date 13-03-02

Full name(s) and full postal address(es) (including County or, if applicable, Postal District number) of the person(s) to whom the security is transferred. Please state title, if any, or whether Mr., Mrs., or Miss. Please complete in type or in Block Capitals.	HBOS PLC THE MOUND EDINBURGH EH1 1YZ.

0200557672

I/We request that such entries be made in the register as are necessary to give effect to this transfer.

Stamp of Buying Broker(s) (If any)	Stamp or name and address of person lodging this form (if other than the Buying Broker(s))

09/04/02-EUR841 *TR841

Reference to the Registrar in this form means the Registration Agent of the undertaking, **NOT** the Registrar of Companies.

S.F.F.

(F... in Stock Exchange Transactions)
The security represented by the transfer overleaf has been sold as follows:–

....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock
....	Shares/Stock	....	Shares/Stock

Balance (if any) due to Selling Broker(s) ....

Amount of Certificate(s)

Brokers Transfer Forms for above amounts certified

Stamp of Certifying Stock Exchange *Stamp of Selling Broker(s).*

FORM OF CERTIFICATE REQUIRED WHERE TRANSFER IS NOT LIABLE TO AD VALOREM STAMP DUTY

I/We hereby certify that the transaction in respect of which this transfer is made, and under which the fixed Duty of ten pun payable, falls within the following description:–

(a) Vesting the property in trustees on the appointment of a new Trustee of a pre-existing Trust, or on the retirement Trustee.

(*) (b) A transfer, where no beneficial interest in the property passes, (i) to a mere nominee of the Transferor, (ii) from a n nominee of the Transferee, (iii) from one nominee to another nominee of the same beneficial owner.

(*) (c) A transfer by way of security for a loan; or re-transfer to the original Transferor on repayment of a loan.

(d) A transfer to a residuary legatee of Shares, etc., which forms part of the residue divisible under a Will.

(e) A transfer to a beneficiary under a Will of a *specific legacy* of Shares, etc.

(f) A transfer of Shares, etc., being the property of a person dying intestate, to the person or persons entitled thereto.

(g) A transfer to a beneficiary under a settlement on distribution of the trust funds, of Shares, etc., forming the share, or of the share of those funds to which the beneficiary is entitled in accordance with the terms of the settlement.

(h) A transfer on the occasion of a marriage to trustees of shares, etc., to be held on the terms of a settlement made in c sideration of marriage.

(i) A transfer by the liquidator of a Company of Shares, etc., forming part of the assets of the Company, to which Transferee is entitled in satisfaction or part satisfaction of his rights as a Shareholder of the Company.

Here set out concisely the facts, explaining the transaction in cases falling within (b) and (c) or in any case which does not clearly fall within any one of the clauses (a) to (g). Adjudication in any case may be required.

....

....

....

....

to ....

Date ....

* Transferors. ....

* Transferees. ....

Signature ....

Description ....

* Note:– The above Certificate must be signed in the case of (b) and (c), either by (1) all the transferors and the transferees, or (2) a member of Exchange or a Solicitor acting for one or other of the parties, or (3) an accredited representative of a Bank. Where the Bank or its official nomi party to the transfer, the Certificate may be to the effect that "the transfer is excepted from Section 74 of The Finance (1909-10) Act, 191 above Certificate in other cases should be signed by a Solicitor or other person (e.g., a Bank acting as Trustee or Executor) having a full knowl the facts.

21st December, 2001

To : The Trustees of the Bank of Scotland (Ireland) Limited Employee Profit Sharing Scheme ("the Trustees").

Dear Shareholder,

OFFER BY HBOS plc FOR THE SHARES OF BANK OF SCOTLAND (IRELAND) LIMITED ("BOSIL") BEING SHARES HELD BY THE TRUSTEES OF THE BOSIL EMPLOYEE PROFIT SHARING SCHEME ("THE SCHEME") ON BEHALF OF PARTICIPANTS IN THE SCHEME

1. Introduction

This document and the accompanying Form of Acceptance contain the terms of the Offer.

2. The Offer

The Offer and the accompanying Form of Acceptance is made on the following basis:

For each BOSIL share currently held by the Trustees on behalf of individual participants in the Scheme, HBOS plc offers 1.42 of HBOS plc ordinary shares;

The Offer is based on a valuation of BOSIL shares of E18.13 per share and a valuation of HBOS plc shares of stg £7.89p per share, being the mid-market price of HBOS plc ordinary shares, as quoted on the London Stock Exchange on 20th December, 2001.

Attached to this letter is a copy of the opinion of KPMG pursuant to Section 108 of the Companies Act, 1985 of the U.K. confirming that, in their opinion, HBOS plc is receiving fair value for the shares it will issue pursuant to the Offer.

The number of HBOS plc shares to be issued pursuant to this Offer shall be rounded up or down to the nearest whole number of shares in respect of each beneficial owner of BOSIL shares; such shares to be issued to the Trustees of the Scheme, as registered holder of the BOSIL shares.

The HBOS plc ordinary shares will be issued fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other interests and together with all rights attaching to the ordinary shares, including the right to receive and retain all dividends and other distributions declared, made or paid after the date of the issue of the ordinary shares.

3. **Procedure for acceptance of the Offer**

To accept the Offer you must complete and return the Form of Acceptance in accordance with the instructions printed thereon.

4. **Action to be taken**

If you wish to accept the Offer, please return the Form of Acceptance duly completed by post or by hand to HBOS plc as soon as possible and, in any event, so as to be received by no later than 15th February, 2001.

Yours faithfully,

For and on behalf of
HBOS plc

OFFER BY HBOS plc FOR THE SHARES OF BANK OF SCOTLAND (IRELAND) LIMITED ("BOSIL") BEING SHARES HELD BY THE TRUSTEES OF THE BOSIL EMPLOYEE PROFIT SHARING SCHEME ("THE SCHEME") ON BEHALF OF PARTICIPANTS IN THE SCHEME

FORM OF ACCEPTANCE

The Trustees of the Bank of Scotland (Ireland) Limited Employee Profit Sharing Scheme by whom, or on whose behalf, this Form of Acceptance is executed agrees to and with HBOS to the following effect:

The Trustees accept the Offer made to it by HBOS plc in respect of the total number of shares set out in the box below. The attached schedule sets out details of the number of BOSIL shares beneficially owned by individual participants in the BOSIL Employee Profit Sharing Scheme and in respect of which the Offer is hereby accepted.

In accepting the Offer the Trustees confirm that they will deliver the Share Certificates representing the number of shares in respect of which the Offer is accepted, in the form issued to it by BOSIL together with a stock transfer form transferring such title as they hold.

Number of BOSIL shares in respect of which the Offer is accepted :

....138302.......... (in figures)

One hundred and thirty eight thousand and

three hundred and two .... (in words)

for and on behalf of
Goodbody Trustees Limited as
Trustees of Bank of Scotland (Ireland) Limited
Employee Profit Sharing Scheme

Q:\comm\c3\apm\amdc1412.doc

EXTENDED OFFER BY HBOS plc FOR THE SHARES OF BANK OF SCOTLAND (IRELAND) LIMITED ("BOSIL") BEING SHARES HELD BY THE TRUSTEES OF THE BOSIL EMPLOYEE PROFIT SHARING SCHEME ("THE SCHEME") ON BEHALF OF PARTICIPANTS IN THE SCHEME

FORM OF ACCEPTANCE

OF

EXTENDED OFFER

The Trustees of the Bank of Scotland (Ireland) Limited Employee Profit Sharing Scheme by whom, or on whose behalf, this Form of Acceptance is executed agrees to and with HBOS to the following effect:

The Trustees accept the extended Offer made to it by HBOS plc in respect of the total number of shares set out in the box below. The attached schedule sets out details of the number of BOSIL shares beneficially owned by individual participants in the BOSIL Employee Profit Sharing Scheme and in respect of which the extended Offer is hereby accepted.

In accepting the extended Offer the Trustees confirm that they will deliver the Share Certificates representing the number of shares in respect of which the Offer is accepted, in the form issued to it by BOSIL together with a stock transfer form transferring such title as they hold.

Number of BOSIL shares in respect of which the extended Offer is accepted :

5,022 (in figures)

Five thousand and twenty two (in words)

for and on behalf of
Goodbody Trustees Limited as
Trustees of Bank of Scotland (Ireland) Limited
Employee Profit Sharing Scheme

Q:\comm\c3\apm\mldc0609.doc

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,832		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.69		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name HSDL NOMINEES LIMITED Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG	Class of shares allotted ORDINARY	Number allotted 5,832
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 8/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	35,587		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·42		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE OWNERSHIP TRUST) Address THE MOUND EDINBURGH UK postcode EH1 1YZ	Class of shares allotted ORDINARY	Number allotted 35,587
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 8/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	22,600		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·42		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Class of shares allotted: ORDINARY	Number allotted: 22,600
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 8/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address					Postcode	No of shares allotted	Option price (p)	
531847	Stuart Iain Watson	NB437838C	6 The Shieling	Cairneyhill	Dunfermline	Fife		KY12 8FH	2,050	535.33	
									2,050		**2,050**
726192	Valerie Anne Williamson	NR291830C	9 Barnfield Road	Harpenden	Hertfordshire			AL5 5TH	3,000	273.67	
									2,400	535.33	
									1,556	574.33	
									2,444	583.50	
									9,400		**9,400**
358010	Iain Alexander Shearer	WK083227C	Brookfield House	Hill House Close	Gt Whittington	Northumberland		NE19 2HA	3,000	188.50	
									3,000	273.67	
									6,000		**6,000**
900176	Leslie George Dingley	YK988435A	"Fermoy"	31 Whitecroft Road	Meldreth	nr Royston	Herts	SG8 6ND	974	535.33	
									1,755	574.33	
									1,426	535.33	
									995	583.50	
									5,150		**5,150**
	27th March 2002									**Total**	**22,600**

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03 04 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,912	145	305
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03 04 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	202		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name HALIFAX NOMINEES LIMITED Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG	Class of shares allotted ORDINARY	Number allotted 2,759
Name SEE ATTACHED SCHEDULE Address UK postcode	Class of shares allotted ORDINARY	Number allotted 805
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 8/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	3rd April 2002
Mrs Marian Ann Howard 18 Rosecroft Way THETFORD Norfolk IP24 2XJ	**145**
Mrs Marian Ann Howard 18 Rosecroft Way THETFORD Norfolk IP24 2XJ	**305**
Mrs Rosemary Joan Kingwill 22 Cedar Road STAMFORD Lincs PE9 2JJ	**355**
	805

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,617		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.42		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,617
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/4/02

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY, HBOS PLC
THE MOUND, EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,574	1,409	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£1.636	£2.1893	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK postcode	Class of shares allotted ORDINARY	Number allotted 6,983
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 10/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY, HBOS PLC
THE MOUND, EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Pnum	Title	Full Name	Ni Number	Address			Post Code	Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
204609	Mr	Michael Alexander Brougham	YR936197D	3 Lyne Grove	Crossford	Dunfermline, Fife	KY12 8YB	476	0	0	0	0	0	0	476
216399	Mr	James John Mackie	YS737607C	20 Broomlea	Kelso	Roxburghshire	TD5 7RB	1,057	0	0	0	0	0	0	1,057
354538	Mr	Robert Duncan Macfarlane	WA817151C	Greentrees, 4 Rahn Road	Epping	Essex	CM16 4JB	660	0	0	0	0	0	0	660
432768	Mr	Scott Nixon Paterson	NA218999C	Inverton	3 Blackwood Green	Dunfermline	KY11 8QG	0	0	176	0	0	0	0	176
443182	Mr	Michael John West	NB321683A	38 Bonaly Wester	Edinburgh		EH13 0RQ	528	0	0	0	0	0	0	528
450499	Mr	Richard McLean Charleson	NB416732D	23 Kirkton Bank	Penicuik	Midlothian	EH26 9HY	0	0	352	0	0	0	0	352
511226	Mrs	Sheena Anderson	YA926413D	84 Northfield Crescent	Edinburgh		EH8 7QB	476	0	0	0	0	0	0	476
512869	Mrs	Lucy Patrick Gillespie	YM660538D	10 Rowan Court	Doune	Perthshire	FK16 6HS	0	0	881	0	0	0	0	881
554553	Mrs	Christina Cooper Bilyk	YR479568A	Flat 23, Prescott Street	Clare Court	Halifax	HX1 2QA	1,321	0	0	0	0	0	0	1,321
583731	Mr	John Caldwell Kerr	NW991968A	6 Beresford Gardens	Edinburgh		EH5 3ES	528	0	0	0	0	0	0	528
628441	Mrs	Eileen Horner Still	YK474117D	24 Mochrum Drive	Crossford	Dunfermline	KY12 8YH	528	0	0	0	0	0	0	528
															6,983
								5,574	0	1,409	0	0	0	0	6,983

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	10 04 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,218		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·255		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 818
Name: HAYLEY TIERNEY Address: 290 C CHORLEY ROAD SWINTON MANCHESTER UK postcode: M27 9UW	Class of shares allotted: ORDINARY	Number allotted: 400
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY HBOS PLC
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	10 04 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,475	203	403
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.7779	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 1,565
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Class of shares allotted: ORDINARY	Number allotted: 516
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 10/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY HBOS plc
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**10th April 2002**
Mrs Jane Just 21 Plough Road EPSOM Surrey KT19 9RA	**89**
Mrs Jane Just 21 Plough Road EPSOM Surrey KT19 9RA	**203**
Mr Robert Edward Spriggins 31 Chedworth Drive WITNEY Oxon OX28 5FS	**224**
	516

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,440		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.255		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 1,440
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 22/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STUART
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17 04 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	94,398		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.705		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted ORDINARY	Number allotted 94,398
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY Date 22/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY HBOS PLC
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

Employee No	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
378410	Andrew Robert Betchley	YT193426B	69 Ravelston Dykes Road	Edinburgh			EH4 3NU	34,576	583.50	
								25,000	551.50	
								17,500	610.00	
								77,076		**77,076**
597511	Geoffrey Robert Vincent	YL853069C	2 St Vincent Drive	Hartford	Northwich	Cheshire	CW8 2FD	6,000	610.00	
								2,992	712.50	
								8,992		**8,992**
695785	William Murray Crossan	YR703532D	23 Dick Place	Edinburgh			EH9 2JU	1,370	273.67	
								1,370		**1,370**
911683	David Ian James	WE234354A	Bryngwyn	120 Ely Road	Llandaff	Cardiff	CF5 2DA	1,260	583.50	
								1,260		**1,260**
384380	Miss Christine Marion McCallum	WA478779B	Flat 2F1	73 Falcon Avenue	Morningside	Edinburgh	EH10 4AN	3,200	535.33	
								3,200		**3,200**
565202	Mrs Heather Paterson Clayton	NE309842B	5 Ryehill Place	Edinburgh			EH6 8EP	2,500	574.33	
								2,500		**2,500**
	16th April 2002								**Total**	**94,398**

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	234		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up:

Consideration for which the shares were allotted:
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name HALIFAX NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 234
Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 22/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STUEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	763	58	168
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 989
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 22/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY HBOS plc
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	36		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5-62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	Class of shares allotted: ORDINARY	Number allotted: 10
Name: MRS JOAN PEARSON Address: 7 MORRIS COURT INVERKEITHING FIFE UK postcode: KY11 1EF	Class of shares allotted: ORDINARY	Number allotted: 26
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 22/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.85		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: CHRISTOPHER JESSE BROBBEL	Class of shares allotted: ORDINARY	Number allotted: 23,000
Address: 26 CAMMO GROVE EDINBURGH		
UK postcode: EH4 8EX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 22/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	04	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	324	349	180
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share (*including any share premium*)	£2·1893	£4·2827	£4·5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	132	51	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.70	£4.7253	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: IAN ROBERT JARDINE Address: 16 REDBURN ROAD WHITELEES CUMBERNAULD UK postcode: G67 3NR	Class of shares allotted: ORDINARY	Number allotted: 1,036
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 22/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL SIVET , HBOS PLC
THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,955		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·87		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Class of shares allotted: ORDINARY	Number allotted: 7,955
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed: [signature] DEPUTY SECRETARY   Date: 24/4/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ   Tel 0131 243 7029
DX number   DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
491152	Stephen Francis Duffy	WE889830B	2 Douglas Crescent	Edinburgh	EH12 5BB	2,500	574.33	
						2,500		**2,500**
385468	Alan Wallace	YX977605D	96 Woodhall Road	Edinburgh	EH13 0HU	1,556	574.33	
						1,444	583.50	
						3,000		**3,000**
513075	Robert Marcus Welsh	YT957186B	23 Copper Beech Wynd	Dunfermline	KY12 8UP	1,132	535.33	
						1,177	712.50	
						146	610.00	
						2,455		**2,455**
	23rd April 2002						**Total**	**7,955**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12,683		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 12,683
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/4/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	598		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.955		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name HALIFAX NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 598
Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		
Name	Class of shares allotted	Number allotted
Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY **Date** 24/4/02.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEN
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	563	1010	1,952
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.7779	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name HALIFAX NOMINEES LIMITED Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG	Class of shares allotted ORDINARY	Number allotted 2,071
Name SEE ATTACHED SCHEDULE Address UK postcode	Class of shares allotted ORDINARY	Number allotted 1,454
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Secretary Date 24/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**24th April 2002**
Mrs Sara Deall 13 Deanshill Close STAFFORD ST16 1BW	**119**
Miss Mandy Yvette Mills 106 Cornmill Crescent Alphington EXETER EX2 8TP	**299**
Mr Philip Brian Rose 24 Wyre Court Tilehurst READING RG31 6FU	**1036**
	1454

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	7,030	1,448	4,717
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£1·636	£2·07864	£2·1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26 04 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,966	2,822	2,668
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	04	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	949		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Class of shares allotted: ORDINARY	Number allotted: 24,600
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY   Date 1/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Pnum	Title	Full Name	Ni Number	Address				Postcode	Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Pric 472.5	Total Units
109959	Mr	John Duncan Duthie	YP549853A	11 Kingsburgh Road	Edinburgh			EH12 6DZ	528	0	0	0	0	0	0	528
116424	Mr	Colin John McLean	YR992291A	4 Coulport Place	Dunfermline	Fife		KY12 7XQ	0	379	445	224	243	263	367	1,921
118079	Mr	Austin Thomas Reilly	YH904580A	6 Richardson Place	Chelmsford	Essex		CM1 2GD	528	0	0	0	0	0	0	528
134988	Miss	Elenor Steed Wylie	YP751162A	55 Hawkhill Drive	Stevenston	Ayrshire		KA20 3DF	0	345	0	0	0	0	0	345
345091	Mr	Ian Mackenzie	YZ750951D	6 Leeburn Gardens	Crosslee	Johnstone	Renfrewshire	PA6 7FE	476	0	0	0	0	0	0	476
435848	Mr	Francis George Ford	WM975919A	39 Beechwood	Lnlithgow			EH49 6SD	528	0	0	0	0	0	0	528
486167	Mrs	Karen Ann McDonagh	NP069575B	21 Catrine Road	Castlewood	Glasgow		G53 7FB	0	0	352	0	0	0	0	352
493295	Mrs	Fiona Margaret Campbell	NM179898C	34 Pentland Road	The Meadows	East Kilbride		G75 9GF	0	379	352	330	0	0	0	1,061
499145	Mrs	Ann- Margaret Shaw	NP526328C	60 Lumsdaine Drive	Dalgety Bay	Fife		KY11 9YU	3,966	0	0	0	0	0	0	3,966
514896	Mr	Alan Cameron	YB027544B	Duich	Dolphinton Road	West Linton		EH46 7HG	0	0	891	541	0	0	0	1,432
525421	Miss	Valerie Anne Meldrum	NR702215A	5 Seacole Close	Thorpe Astley	Leicester		LE3 3TX	528	0	0	0	0	0	0	528
545082	Mrs	Jacqueline Smith	NW743757B	7 Mayburn Vale	Loanhead	Midlothian		EH20	0	0	0	0	143	0	0	143
567426	Mrs	Jayne Elizabeth Findlay	NP565393B	12 Gleneagles Gardens	Kirkcaldy	Fife		KY2 6SX	476	0	0	0	0	0	0	476
569194	Mrs	Kathryn Ann Frankish	NS551435D	Glencairn	51 Liberton Drive	Edinburgh		EH16 6NL	0	0	529	0	0	0	0	529
592447	Mrs	Jacqueline Agnes McGurk	NA260865D	111 Broombank Terrace	Edinburgh			EH12 7PA	0	0	176	0	0	0	0	176
594423	Mrs	Moira Cameron Dowie	ZW216512D	957 Cathcart Road	Mount Florida	Glasgow		G42 8XD	0	0	0	752	0	474	157	1,383
610313	Mrs	Diane Margaret Read	NM906553B	Appletree Cottage	5 Burnwynd	Kirknewton	Edinburgh	EH27 8EA	0	0	0	541	403	395	183	1,522
633542	Mrs	Kerrie Elizabeth Gordon	NY893516A	Pilmuir Eskdaill Street	Langholm	Dumfriesshire		DG13 0BG	0	0	0	0	107	0	0	107
644072	Mrs	Mary Brown Hay McAuslane	ZY272812C	10 Rockall Drive	Simshill	Glasgow		G44 5ET	0	345	190	171	0	52	0	758
660191	Mrs	Claire Flynn	NZ650445B	27 Williamstone Court	North Berwick			EH39 4RQ	0	0	0	0	359	0	0	359
902241	Mr	Clifford Colin Scott	YL416091D	47 Norwood Drive	Westminster Park	Chester		CH4 7RN	0	0	1,782	1,628	564	0	0	3,974
902410	Mrs	Vivien Craven	WE042101A	Oaktree House	Shop Lane	Tarporley		CW6 0BT	0	0	0	0	0	131	0	131
904045	Mr	John Roland Clark	WE312153B	7 Kemble Close	Wistaston	Crewe		CW2 6XN	0	0	0	0	1,003	753	0	1,756
911598	Mrs	Sheila Fehrs	YW506062B	93 Dan Y Bryn Avenue	Radyr	Cardiff		CF15 8DQ	0	0	0	779	0	600	242	1,621
									7,030	1,448	4,717	4,966	2,822	2,668	949	24,600